Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

Table of Contents

BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Detalus Securities, LLC
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Detalus Securities, LLC (the "Company") as of December 31, 2017, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Detalus Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Detalus Securities, LLC's management. Our responsibility is to express an opinion on Detalus Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Detalus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included at pages 10 – 12 has been subjected to audit procedures performed in conjunction with the audit of Detalus Securities, LLC's financial statements. The supplemental information is the responsibility of Detalus Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Detalus Securities, LLC's auditor since 2014.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2018

Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	125,970
Deposit with Clearing Organization	$	100,000
Commissions Receivable from Clearing Organization	$	57,818
Receivable from Affiliated Organization(s)	$	23,083
Receivable from Related Party(ies)	$	4,199
Receivable from Other Organization(s)	$	25,886
Prepaid Expenses and Other Current Assets	$	26,057
Total current assets	$	363,013
FIXED ASSETS		
Property and Equipment	$	15,456
Accumulated Depreciation	$	(9,651)
Fixed assets, net	$	5,805
TOTAL ASSETS	$	368,818

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable and Other Liabilities	$	8,292
Accrued expenses	$	10,494
Commissions payable	$	112,432
TOTAL LIABILITIES	$	131,218
TOTAL MEMBER'S EQUITY	$	237,600
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	368,818

The accompanying notes are an integral part of these financial statements.

Detalus Securities, LLC
<u>(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)</u>

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions and Concessions	$	1,891,259
Interest and Dividends		11,153
Capital Markets Advisory Income		220,726
Other Income		206,785
TOTAL REVENUE	$	2,329,923
EXPENSES		
Broker's Commissions and Clearing Fees		1,586,430
General and Administrative Expenses		166,427
Employee Compensation and Benefits		122,804
Occupancy and Equipment Expenses		24,409
Technology and Communications Expense		13,766
TOTAL EXPENSES	$	1,913,836
NET INCOME	$	416,087
Member's Equity, Beginning of Year		446,513
Member's Distributions		(625,000)
Net Income		416,087
MEMBER'S EQUITY, END OF YEAR	$	237,600

The accompanying notes are an integral part of these financial statements.

Detalus Securities, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	416,087
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,600
(Increase) decrease in assets:		
Receivable from Clearing Organization		83,361
Receivable from Affiliated Organization(s)		10,192
Receivable from Other Organization(s)		18,663
Prepaid Expenses and Other Assets		6,551
Increase (decrease) in liabilities:		
Accounts Payable		(6,149)
Commissions Payable		(44,953)
Cash Provided by Operating Activities		488,352
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Fixed Assets		-
Cash Used for Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions		(625,000)
Cash Used for Financing Activities		(625,000)
NET INCREASE (DECREASE) IN CASH		(136,648)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		262,618
CASH AND CASH EQUIVALENTS, END OF YEAR	$	125,970

The accompanying notes are an integral part of these financial statements.

DETALUS SECURITIES, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION – Detalus Securities, LLC, (formerly known as Hancock Securities Group, LLC), a Missouri Limited Liability Company ("the Company"), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC ("the Parent"). The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS – In 2017, the Company primarily operated as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions were cleared through a clearing broker, Pershing, LLC ("Pershing"). The Company does not hold cash or securities for its clients. In accordance with the clearing agreement with Pershing, the Company is required to maintain a minimum deposit of $100,000 in cash and/or government securities with Pershing. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

From time to time, the Company earns Capital Market Advisory fees from mergers and acquisitions, restructuring or recapitalization, and private placement and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due diligence, brokerage, and consulting on the proposed transaction. In 2017, the Company earned $220,726 in revenue from activity related to Capital Market Advisory.

CASH AND CASH EQUIVALENTS – For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK – Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and with Pershing. The banks provide $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. Pershing provides $500,000 of coverage through the Securities Investor Protection Corporation. The banks and Pershing amounts were not in excess of insured limits at December 31, 2017. Management does not believe significant credit risks exist at December 31, 2017.

PROPERTY AND EQUIPMENT – Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to fifteen years. Contingent upon which time period ends first, leasehold improvements are amortized either based on the life of the improvement or the terms of the lease. Property and equipment consists of furniture, fixtures, and computer equipment.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income and changes in member's equity.

DETALUS SECURITIES, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

INCOME TAXES – The Company is a single member limited liability company and the current period net income (loss) (as applicable) is recognized on the Parent company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no tax provision is recorded by the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status. The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Parent company files income tax returns in the U.S. in both federal and state jurisdictions where it has determined filing requirements are met.

COMMISSIONS – Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur. At December 31, 2017, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

ADVERTISING / MARKETING – Advertising / Marketing expenses are expensed as incurred. Advertising / Marketing expense was $2,560 for the year ended December 31, 2017.

OTHER INCOME – Included in "Other Income" for 2017 within the statement of income and changes in member's equity are $21,408 in re-billable mark-up fees from Pershing related to postage and $178,347 in revenue related to rebates earned on certain customer accounts at Pershing. Additionally, included in "Interest and Dividends" is $9,982 in non-purpose loan interest from Pershing related to customer loans that use their investment portfolios as collateral.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: In May 2014, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede Accounting Standards Codification ("ASC") 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a

cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. The standard is effective for our annual reporting periods beginning January 1, 2018. The Company is still evaluating the impact that the new accounting guidance will have on its financial statements and related disclosures and has not yet determined the method by which it will adopt the standard. However, the Company expects minimal impact in the revenue recognition process and is still evaluating adoption and disclosures.

B. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities and claims exemption pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Therefore, the Company does not have a reserve requirement nor does it have any information disclosed relating to the possession or control requirement under Rule 15c3-3.

C. CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. Additionally under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2017, the Company's net capital was $177,006 or $77,006 in excess of the minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1 at December 31, 2017.

Effective January 1, 2018, the Company is transitioning from a full-service retail broker-dealer to a broker-dealer that participates only in Capital Market Advisory transactions, including mergers and acquisitions, restructuring or recapitalization, and private placements. To reflect this change in business, the Company's minimum net capital requirement will be $5,000 effective January 1, 2018.

D. LEASES

The Company has entered into leases for office equipment, office space, and storage which have been properly classified as operating leases. Total lease expenses were $24,409 for the year ended December 31, 2017. The Company subleases building space and office equipment from its Parent and the Parent classifies the leases as operating leases also. Payments from the Company to the Parent pursuant to building space and office equipment subleases was $22,302 for the year ended December 31, 2017.

Based on the 2017 expense sharing agreement between Detalus Securities and Manchester Holdings, future minimum rental payments due under the current operating lease agreement are $12,336 in 2018, $12,336 in 2019, and $9,252 in 2020 (for a total of $33,924). The lease agreement's termination date is September 30, 2020.

The Company leases equipment from the Parent for $825 per month (see Note E). Rent expense for the equipment amounted to $9,900 for the year ended December 31, 2017. As part of the annual expense sharing agreements, these leases are renewed on a year-by-year basis.

Storage space and other leased equipment from third parties resulted in lease expenses of $2,107 for the year ended December 31, 2017.

In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period, suing a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

E. RELATED PARTY TRANSACTIONS

The Company entered into an "Expense Sharing Agreement" with the Parent which was signed as of January 1, 2017. The Company reimbursed the Parent for office rent, equipment rent, operating expenses, management services, and workers compensation insurance totaling $79,506 (see also Note D). Additionally, the Parent reimbursed the Company for the full amount of the cost of health insurance, HSA contributions, LTD and LTC insurance, and 401k expenses for the owners totaling $149,379. Other miscellaneous expenses are allocated as incurred (including travel, meals, and other miscellaneous expenses). The Parent reimbursed the Company a net $11,321 for these expenses. These payments are netted against each other, and amounts are settled on a monthly basis. The Company also distributed $625,000 to the Parent in 2017. As of December 31, 2017, the Company maintained an outstanding receivable from the Parent in the amount of $254.

The Company also maintains business relationships with the following affiliated companies controlled by a common parent (Manchester Holdings, LLC): Detalus Advisors, LLC and Detalus Consulting, LLC. These companies routinely share personnel, facilities, equipment, and services. For the proper evaluation and management of each individual company, each affiliated company bears all of its direct costs and, in addition, bears its proportionate share of costs incurred for the benefit of the Detalus family of entities as a whole (i.e., no company should be unjustly enriched at the expense of another). All affiliate firms maintain proper records, books and accounts for all shared expenses, and amounts are settled on at least a monthly basis primarily through receivables from affiliate and payables to affiliate.

The Company entered into agreements with Detalus Advisors, LLC and Detalus Consulting, LLC, and separate "Expense Sharing Agreements" were signed as of January 1, 2017. Each affiliated firm reimbursed the Company for its respective portion of shared expenses, office expenses (i.e., cleaning and office supplies), insurance and regulatory expenses. Detalus Advisors reimbursed the Company $105,132 for these expenses, and Detalus Consulting reimbursed the Company $7,242 for these expenses. As payroll and commissions are paid by the Company, each affiliated company pays its respective allocation of salary, commission, and bonus. Detalus Advisors reimbursed the Company $1,234,567 for these expenses, and Detalus Consulting reimbursed the Company $394,730 for these expenses. Additionally, other miscellaneous expenses are allocated as incurred (i.e., legal fees, meals and entertainment, travel, technology, advertising and marketing, etc.). Detalus Advisors reimbursed the Company a net $32,403 for these expenses, and Detalus Consulting reimbursed the Company a net $53,820 for these expenses.

The Company also acts as an introducing broker-dealer to clients of Detalus Advisors, LLC. All fees are negotiated on an arms-length basis. Revenue related to trades conducted by Detalus Advisors totaled $16,304, and expenses related to these trades totaled $61,077. Detalus Advisors reimbursed the Company each month for trade-related expenses (net of any trade-related commission income). Detalus Advisors reimbursed the Company for $44,773 for trade-related expenses (net of any trade-related commission income) and $10,161 for reimbursement of less predictable trade-related income included in the Sundry account.

As of December 31, 2017, the Company maintained outstanding receivables from Detalus Advisors and Detalus Consulting in the amounts of $22,097 and $732, respectively.

The Company pays all expenses attributed to the brokerage business (including clearing fees, salaries, and employee benefits) and brokerage-related expenses (including commissions, regulatory fees, telephone, postage, travel, etc.).

F. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Company's matching contribution is 100% of the first 3%, and 50% of the next 2%, of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed maximum defined limitations. Contribution match for the year ended December 31, 2017 was $5,868 and the Company did not make a profit sharing contribution.

G. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2018, the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Detalus Securities, LLC
(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2017**

(See Report of Independent Registered Public Accounting Firm)

	SCHEDULE I
MEMBER'S EQUITY	
TOTAL CAPITAL	$ 237,600
LESS: DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid Expenses and Other Assets	54,789
Property and Equipment, net	5,805
Total Non-allowable assets:	$ 60,594
LESS: HAIRCUTS ON SECURITIES PURSUANT TO RULE 15c3-1	$ -
Net Capital	$ 177,006
Less: Net Capital Requirement	100,000
Net Capital in Excess of Requirement	$ 77,006
AGGREGATE INDEBTEDNESS	
Accounts payable, commissions payable, and accrued expenses	131,218
TOTAL AGGREGATE INDEBTEDNESS	$ 131,218
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.74 to 1

There is no material difference in the above computation and the Company's net capital as reported in
the Company's Part IIA (unaudited) FOCUS report as of December 31, 2017 (as amended).

DETALUS SECURITIES, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(See Report of Independent Registered Public Accounting Firm)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" has been provided.

DETALUS SECURITIES, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

Schedule III

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

(See Report of Independent Registered Public Accounting Firm)

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii) and therefore no "Information for Possession or Control Requirements" has been provided.

DETALUS SECURITIES, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON MANAGEMENT'S ASSERTION PURSUANT TO EXEMPTION FROM 17 C.F.R. §240.15C3-3 (K)

DECEMBER 31, 2017

BROWN SMITH WALLACE

A MEASURABLE DIFFERENCE™

6 CITY PLACE DRIVE SUITE 900 ST LOUIS MO 63141 PH 314 983 1200

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Detalus Securities, LLC
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Management Statement Regarding Exemption from SEC Rule 15c3-3, in which (1) Detalus Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Detalus Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the “exemption provisions") and (2) Detalus Securities, LLC stated that Detalus Securities, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its Management Statement Regarding Exemption from SEC Rule 15c3-3. Detalus Securities, LLC’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Detalus Securities, LLC’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
February 27, 2018



Management Statement Regarding
Exemption from SEC Rule 15c3-3
Year Ended December 31, 2017

Detalus Securities, LLC
SEC Registration No. 8-52180
FINRA Registration No. 103260

We, as members of management of Detalus Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 with an exception related to the capturing of the date some checks were received. Management and staff believe all checks were received and deposited on the same day, thus meeting "prompt transmittal" criteria, although the sampling of checks we reviewed had inconsistent date capture as to the date received thus providing for difficulty confirming compliance with the corresponding provisions.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker.

Detalus Securities, LLC

Clinton J. Lewis, Managing Member

February 27, 2018
Dated

DETALUS
SECURITIES
Member FINRA, SIPC, MSRB

T: 314.997.3191
F: 314.997.3358

383 MARSHALL AVE., ST. LOUIS, MO 63119
DETALUS.COM